Exhibit 99.2

ProQR Therapeutics N.V. Press Release August 8, 2018

FINAL – FOR RELEASE

ProQR Announces Financial Results for the Second Quarter of 2018

LEIDEN, the Netherlands, August 8, 2018 -- ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced results for the second quarter of 2018.

“During the second quarter, we built up momentum across our pipeline of development programs, including the initiation of the WINGS study, the first clinical trial to evaluate QR‑313 in patients with dystrophic epidermolysis bullosa.  QR‑313 is now our third program to enter clinical development,“ said Daniel A. de Boer, chief executive officer of ProQR. “Over the next twelve months, we are looking forward to key clinical data read-outs from all three clinical development programs that could potentially provide broader validation of our platform in ophthalmology and dermatology. The clinical trial evaluating QR‑110, our lead program in ophthalmology, in patients with Leber’s congenital amaurosis 10 remains on track for an interim data announcement later this year.”

Second Quarter 2018 Corporate Highlights

•

Initiated WINGS, the first clinical trial to evaluate the safety and efficacy of QR‑313 in patients that have recessive dystrophic epidermolysis bullosa (RDEB) due to mutations in exon 73 of the COL7A1 gene

o	Interim results expected in late 2018; full data expected in 2019
•	Entered into a partnership with EB Research Partnership (EBRP) and EB Medical Research Foundation (EBMRF)
o	ProQR will receive up to $5 million in funding for the clinical development of QR‑313
•	Appointed Yi-Tao Yu, Ph.D., a professor of biochemistry and biophysics at the University of Rochester Medical Center, to the Company’s scientific advisory board
o	Dr. Yu’s research focuses on RNA editing and his expertise will help to develop the Company’s novel RNA editing technologies
•	Presented at the European Cystic Fibrosis Society (ECFS) conference on eluforsen, formerly known as QR‑010
o

Abstract title: Exploratory immune assays distinguish healthy volunteer from CF patient cohorts and were validated in a dose escalation study of QR‑010 in subjects with cystic fibrosis homozygous for the F508del CFTR mutation

•	With current cash on hand of €33.0 million (at June 30, 2018), ProQR’s operation is funded into late 2019

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Subsequent Events

•

A paper with preclinical data for QR‑110 targeting Leber’s congenital amaurosis 10 (LCA10) was published in, Molecular Therapy – Nucleic Acids an official journal of the American Society of Gene & Cell Therapy

o	The research was done in collaboration with scientists at the UCL Institute of Ophthalmology in London, United Kingdom and the Radboud University Medical Center in Nijmegen, the Netherlands
•	Presented preclinical data for QR‑421a for Usher syndrome at the International Symposium on Usher Syndrome (USH2018)
o	Abstract title: Splice modulation to treat USH2A-associated retinal degeneration

Financial Highlights

At June 30, 2018, ProQR held cash and cash equivalents of €33.0 million, compared to €48.1 million at December 31, 2017. Net cash used in operating activities during the three month period ended June 30, 2018 was €5.4 million, compared to €9.8 million for the same period last year.

Research and development costs totaled  €6.0 million for the quarter ended June 30, 2018 compared to €7.6 million for the same period last year and comprised of allocated employee costs including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs.

General and administrative costs decreased to €2.6 million for the quarter ended June 30, 2018 compared to €2.9 million for the quarter ended June 30, 2017.

Net loss for the three month period ended June 30, 2018 was €7.4 million or €0.23 per share, compared to a €11.3 million loss or €0.47 per share for the same period last year. For further financial information for the period ended June 30, 2018, please refer to the financial statements appearing at the end of this release.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

About QR-110

QR-110 is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s congenital amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. QR-110 is designed to restore wild-type CEP290 mRNA leading to the production of wild-type CEP290 protein by binding to the mutated location in the pre-mRNA causing normal splicing of the pre-mRNA. QR-110 is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and fast track status by the FDA.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

About QR‑313

QR‑313 is a potential first-in-class RNA-based oligonucleotide designed to address the underlying cause of dystrophic epidermolysis bullosa (DEB) due to mutations in exon 73 of the COL7A1 gene. Mutations in this exon can cause loss of functional collagen type VII (C7) protein. Absence of C7 results in the loss of anchoring fibrils that normally link the dermal and epidermal layers of the skin together. QR‑313 is designed to exclude exon 73 from the mRNA (exon skipping) and produce a functional C7 protein, thereby restoring functionality of the anchoring fibrils. The clinical development of QR‑313 is supported with funding from EB Research Partnership and EB Medical Research Foundation. QR‑313 has been granted orphan drug designation in the United States and the European Union.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome 2A due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional usherin protein that causes the disease. QR-421a is designed to exclude the genetic defect from the RNA in the eye, such that it leads to the expression of a shortened but functional protein, thereby modifying the underlying disease. QR-421a has received orphan drug designation in the United States and the European Union.

About eluforsen

Eluforsen, formerly known as QR‑010, is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by targeting the mRNA in CF patients that have the F508del mutation. The technology was exclusively licensed from Massachusetts General Hospital. The F508del mutation results in the production of a misfolded CFTR protein that does not function normally. Eluforsen is a single agent designed to bind to the defective CFTR mRNA and to restore CFTR function. Eluforsen is designed to be self-administered via an optimized eFlow® Nebulizer (PARI Pharma GmbH). eFlow® is a small, handheld aerosol delivery device which nebulizes eluforsen into a mist inhaled directly into the lungs. Eluforsen has been granted orphan drug designation in the United States and the European Union and fast-track status by the FDA. The eluforsen project has received funding from the European Union’s Horizon 2020 research and innovation programme under grant agreement No 633545.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding QR‑313 and the clinical development and the therapeutic potential thereof, statements regarding our pipeline of programs targeting DEB,  statements regarding Eluforsen, formerly known as QR‑010, and the clinical development and the therapeutic potential thereof,  statements regarding QR-110 and the clinical development and therapeutic potential thereof, and statements regarding QR-421a and the clinical development and therapeutic potential thereof. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20‑F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	June 30,	December 31,
	2018	2017
	€ 1,000	€ 1,000
Assets
Current assets
Cash and cash equivalents	32,968	48,099
Prepayments and other receivables	1,312	2,064
Social securities and other taxes	1,014	396

Total current assets	35,294	50,559

Property, plant and equipment	2,208	2,505
Intangible assets	39	39

Total assets	37,541	53,103

Equity and liabilities
Equity
Equity attributable to owners of the Company	22,871	39,363
Non-controlling interests	(140)	(38)
Total equity	22,731	39,325

Current liabilities
Borrowings	2,000	1,960
Trade payables	219	546
Social securities and other taxes	—	1,019
Pension premiums	—	—
Deferred income	2,358	347
Other current liabilities	4,209	4,622

Total current liabilities	8,786	8,494

Borrowings	6,024	5,284

Total liabilities	14,810	13,778

Total equity and liabilities	37,541	53,103

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and OCI
(€ in thousands, except share and per share data)

	Three month period		Six month period
	ended June 30,		ended June 30,

	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Other income	971	265	1,470	658

Research and development costs	(5,990)	(7,552)	(13,675)	(15,582)
General and administrative costs	(2,649)	(2,892)	(5,321)	(5,196)

Total operating costs	(8,639)	(10,444)	(18,996)	(20,778)

Operating result	(7,668)	(10,179)	(17,526)	(20,120)
Finance income and expense	269	(1,184)	(590)	(1,721)

Result before corporate income taxes	(7,399)	(11,363)	(18,116)	(21,841)
Income taxes	(1)	—	(1)	(2)

Result for the period	(7,400)	(11,363)	(18,117)	(21,843)
Other comprehensive income	15	63	(11)	65

Total comprehensive income (attributable to owners of the Company)	(7,385)	(11,300)	(18,128)	(21,778)

Result attributable to
Owners of the Company	(7,342)	(11,363)	(18,015)	(21,843)
Non-controlling interests	(58)	—	(102)	—
	(7,400)	(11,363)	(18,117)	(21,843)

Share information
Weighted average number of shares outstanding[1]	31,926,746	23,991,685	31,924,319	23,733,885

Earnings per share attributable to the equity holders of the Company (expressed in Euro per share)
Basic loss per share[1]	(0.23)	(0.47)	(0.57)	(0.92)
Diluted loss per share[1]	(0.23)	(0.47)	(0.57)	(0.92)

1.

For this period presented in these financial statements, the potential exercise of share options is not included in the diluted earnings per share calculation as the Company was loss-making in all periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal in this period.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the company

	Number of shares	Share capital	Share premium	Equity settled employee benefit reserve	Translation reserve	Accumulated deficit	Total	Non-controlling	Total equity
		€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Balance at January 1, 2017	23,346,856	934	123,597	4,353	15	75,733	53,136	—	53,136
Result for the period	—	—	—	—	—	21,843	21,843	—	21,843
Other comprehensive income	—	—	—	—	65	—	65	—	65
Recognition of share-based payments	—	—	—	2,200	—	—	2,200	—	2,200
Issue of ordinary shares	758,012	30	3,193	—	—	—	3,223	—	3,223
Share options exercised	381	0	1	—	—	—	1	—	1

Balance at June 30, 2017	24,105,249	964	126,791	6,553	50	97,576	36,782	—	36,782

Balance at January 1, 2018	36,425,014	1,457	148,763	8,377	136	119,370	39,363	38	39,325
Result for the period	—	—	—	—	—	18,015	18,015	102	18,117
Other comprehensive income	—	—	—	—	11	—	11	—	11
Recognition of share-based payments	—	—	—	1,511	—	—	1,511	—	1,511
Share options exercised	—	—	23	—	—	—	23	—	23

Balance at June 30, 2018	36,425,014	1,457	148,786	9,888	125	137,385	22,871	140	22,731

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Six month period
	ended June 30,		ended June 30,

	2018	2017	2018	2017
	€ 1,000	€ 1,000	€ 1,000	€ 1,000
Cash flows from operating activities
Net result	(7,400)	(11,363)	(18,117)	(21,843)
Adjustments for:
— Depreciation	243	272	483	540
— Share-based compensation	640	1,273	1,511	2,200
— Financial income and expenses	(269)	1,184	590	1,721
— Net foreign exchange gain / (loss)	15	63	(11)	65

Changes in working capital	1,354	(1,275)	418	(1,368)
Cash used in operations	(5,417)	(9,846)	(15,126)	(18,685)

Corporate income tax paid	(1)	—	(1)	(2)
Interest received/(paid)	(6)	1	(7)	59

Net cash used in operating activities	(5,424)	(9,845)	(15,134)	(18,628)

Cash flow from investing activities
Purchases of intangible assets	—	—	—	—
Purchases of property, plant and equipment	(182)	(48)	(186)	(93)

Net cash used in investing activities	(182)	(48)	(186)	(93)

Cash flow from financing activities
Proceeds from issuance of shares, net of transaction costs	—	1,072	—	3,223
Proceeds from exercise of share options	23	—	23	1
Proceeds from borrowings	—	101	101	101
Proceeds from convertible loans	115	—	315	—

Net cash generated by financing activities	138	1,173	439	3,325

Net increase/(decrease) in cash and cash equivalents	(5,468)	(8,720)	(14,881)	(15,396)

Currency effect cash and cash equivalents	435	(1,070)	(250)	(1,483)
Cash and cash equivalents, at beginning of the period	38,001	52,111	48,099	59,200

Cash and cash equivalents at the end of the period	32,968	42,321	32,968	42,321

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com